The9 Limited

17 Floor, No. 130 Wu Song Road

Hong Kou District, Shanghai 200080

People’s Republic of China

March 20, 2023

VIA EDGAR

Ms. Taylor Beech

Ms. Kate Beukenkamp

Office of Trade & Services

Division of Corporate Finance

100 F Street, NE

Washington, D.C., 20549

Re:	The9 Limited (the “Company”)

Form 20-F for the Fiscal Year Ended December 31, 2021

Filed May 2, 2022

File No. 001-34238

Dear Ms. Beech and Ms. Beukenkamp,

This letter sets forth the Company’s responses to the comments contained in the letter dated March 6, 2023 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2021 filed with the Commission on May 2, 2022 (the “2021 Form 20-F”) and the Company’s responses to the Staff’s comments regarding the 2021 Form 20-F filed on January 10, 2023. The Staff’s comments are repeated below in bold and are followed by the Company’s responses thereto. All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the 2021 Form 20-F.

Correspondence Filed January 10, 2023

Risk Factor, page 8

1.	Please provide in the filing a description of your internal process for how you determine, or will determine as you expand your business, whether particular crypto assets (including NFTs) are securities within the meaning of the U.S. federal securities law. Please also clarify that such processes are risk-based assessments made by the company and are not a legal standard or binding on any regulatory body or court. Further, please include a risk factor addressing the uncertainty of such assessments and the consequences of making an incorrect assessment or a regulatory body or court disagreeing with the company’s assessment. Finally, please address the potential regulatory risks under the U.S. federal securities laws if such crypto assets are determined to be securities, such as compliance with Section 5 of the Securities Act or whether the company could become subject to regulation as a national securities exchange or as a broker-dealer under the Securities Exchange Act of 1934.

Securities and Exchange Commission March 20, 2023 Page 2

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as follows (page references are made to the 2021 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with deletions shown as strike-through and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

Page 79:

NFT Business

. . .

Internal procedures

As of the date of this annual report, we only mine Bitcoin. Public statements by senior officials at the SEC indicate that the SEC does not currently intend to take the position that Bitcoin is a security in its current form. The SEC defines securities based on the Howey Test, which says a security is “a contract, transaction or scheme whereby a person invests his money in a common enterprise and is led to expect profits solely from the efforts of the promoter or a third party.” Therefore, for any other crypto assets, including our NFTs, we take this definition as determination guideline. However, the legal test for determining whether any given crypto asset is a security is a highly complex, fact-driven analysis that evolves over time, and the outcome is difficult to predict. The SEC generally does not provide advance guidance or confirmation on the status of any particular crypto asset as a security. Furthermore, the SEC’s views in this area have evolved over time and it is difficult to predict the direction or timing of any continuing evolution. It is also possible that a change in the governing administration or the appointment of new SEC commissioners could substantially impact the views of the SEC and its staff.

We continue to analyze the cryptocurrencies which we mine and NFTs which we create under our internal policies and procedures on a periodic basis to ensure that they are not securities under U.S. federal and state securities laws. We closely monitor the new industry and regulatory developments and adjust our assessment accordingly. We may make the determination to cease support for a cryptocurrency for any one or a variety of factors based on a totality of the circumstances under our internal policies and procedures. However, a determination by the SEC or a court that a cryptocurrency constitutes a security could also result in our determination that it is advisable to discontinue operations with such cryptocurrency or ones that have similar characteristics to the cryptocurrency that was determined to be a security.

Our internal procedures do not constitute a legal standard or binding on any regulatory body or court, but are rather internal guidelines, which we use to make a risk-based assessment regarding the likelihood that a particular crypto asset could be deemed a “security” under applicable laws. Regardless of our conclusions, we could be subject to legal or regulatory action in the event the SEC, a state or foreign regulatory authority, or a court were to determine that a supported crypto asset is a “security” under applicable laws. There can be no assurances that we will properly characterize over time any given crypto asset or product offering as a security or non-security.

Securities and Exchange Commission March 20, 2023 Page 3

With respect to NFTs, we do not think NFTs produced by NFTSTAR are securities as they constitute art or collectibles with the consumptive value and they are finished products whose value is determined at a sale that is made directly to a buyer. We target consumers who are fans of sport stars and enjoy owning piece of their likeness. Our NFTs are not marketed to reward holders with appreciation, profit, or dividends. NFTSTAR is not obligated to and does not plan to distribute any profit from its operation to any NFT holders. Our NFTs are more resembling sports cards than investment product. NFTSTAR is not an agent for the sports stars and does not extend any managerial efforts that will enhance popularity of any star and hence the value of their NFTs. Moreover, our sales proceeds are not funds which are raised with the expectation that we will build system and that investors can earn a return on the instrument.

In respect to the other crypto assets, especially ones which operate on proof-of-stake mechanism like Ethereum, we will be closely monitoring new developments of fresh allegations of New York state regulator against crypto asset exchange. In a lawsuit filed against Seychelles-based crypto-exchange KuCoin in March 2023, New York Attorney General alleged the firm broke the law by selling unregistered securities. Among the unregistered securities listed in the suit was Ethereum. Proof-of-stake, to which Ethereum has transitioned its operations, bring Ethereum closer to a “security” because its interest payouts require little work and rhyme with the Howey Test’s “expectation of profit.” It was argued by New York Attorney General that, by shifting to proof-of-stake, Ethereum no longer relies upon competition between computers, but instead now relies on a pooling method that incentivizes users to own and stake Ethereum; and that the shift to proof-of-stake significantly impacted the core functionality and incentives for owning Ethereum, because Ethereum holders now can profit merely by participating in staking.

Ethereum has long been treated as a commodity by state and federal regulators, including the Commodity Futures Trading Commission (CFTC). Designating it as a security would have a big impact on crypto markets, drastically changing how (and whether) the currency and others like it are traded in the U.S. Our internal determination of various crypto assets will be impacted by the court determination as well. Despite the SEC being the principal federal securities law regulator in the United States, whether or not an asset is a security under federal securities laws is ultimately determined by a federal court. No court ruling has yet been made in connection with any crypto assets. With respect to crypto assets, there is currently no certainty under the applicable legal test that such assets are not securities, notwithstanding the conclusions we may draw based on our risk-based assessment regarding the likelihood that a particular crypto asset could be deemed a “security” under applicable laws.

Securities and Exchange Commission March 20, 2023 Page 4

Page 23:

It is uncertain whether certain cryptocurrencies fall within the definition of a “security” under the U.S. federal, state or foreign securities laws. If one of the cryptocurrencies that we possess are deemed to be a security under any U.S. federal or state or foreign jurisdiction, or in a proceeding in a court of law or otherwise, it may have adverse consequences for such cryptocurrency, and we could be subject to legal or regulatory action.

The SEC and its staff have taken the position that certain cryptocurrencies fall within the definition of a “security” under the U.S. federal securities laws. U.S. Supreme Court case law and the SEC staff have indicated that the determination as to whether a cryptocurrency is a security or not depends on the characteristics and use of that particular asset. As a result, determination as to whether a particular cryptocurrency is a security is a highly complex, fact-driven analysis whose outcome is difficult to predict. It is also possible that a change in the governing administration or the appointment of new SEC commissioners could substantially impact the views of the SEC and its staff. Public statements by senior officials at the SEC indicate that the SEC does not currently intend to take the position that Bitcoin or Ethereum are securities in their current form. Bitcoin and Ethereum are the only cryptocurrencies as to which senior officials at the SEC have publicly expressed a view. Moreover, such statements are not official policy statements by the SEC and reflect only the speakers’ views, which are not binding on the SEC or any other agency or court and cannot be generalized to any other cryptocurrency. With respect to all other cryptocurrencies, there is currently no certainty under the applicable legal test that such assets are not securities, notwithstanding the conclusions we may draw based on our risk-based assessment regarding the likelihood that a particular cryptocurrency could be deemed a “security” under applicable laws. Similarly, though the SEC’s Strategic Hub for Innovation and Financial Technology published a framework for analyzing whether any given cryptocurrency is a security in April 2019, this framework is also not a rule, regulation or statement of the SEC and is not binding on the SEC.

With respect to Ethereum, proof-of-stake mechanism might have brought Ethereum closer to a “security” because its interest payouts require little work and rhyme with the Howey Test’s “expectation of profit.” In a lawsuit filed against Seychelles-based crypto-exchange KuCoin in March 2023, it was argued that by shifting to proof-of-stake, Ethereum no longer relies upon competition between computers, but instead now relies on a pooling method that incentivizes users to own and stake Ethereum; and that the shift to proof-of-stake significantly impacted the core functionality and incentives for owning Ethereum, because Ethereum holders now can profit merely by participating in staking.

The determination as to whether a cryptocurrency is a security is a fact-driven analysis and the outcome may be difficult to predict. Our risk-based assessments about whether certain cryptocurrencies are securities are not legal determinations. The classification of a cryptocurrency as a security under applicable law has wide-ranging implications for the regulatory obligations that flow from the offer, sale, trading, and clearing of such assets. For example, a cryptocurrency that is a security in the United States may generally only be offered or sold in the United States pursuant to a registration statement filed with the SEC or in an offering that qualifies for an exemption from registration. Persons that effect transactions in cryptocurrencies that are securities in the United States may be subject to registration with the SEC as a “broker” or “dealer.” Platforms that bring together purchasers and sellers to trade cryptocurrencies that are securities in the United States are generally subject to registration as national securities exchanges, or must qualify for an exemption, such as by being operated by a registered broker-dealer as an alternative trading system. Persons facilitating clearing and settlement of securities may be subject to registration with the SEC as a clearing agency.

Securities and Exchange Commission March 20, 2023 Page 5

To the extent that the SEC or a court determines that any cryptocurrency supported by a trading platform is a security, that determination could prevent the platform from continuing to facilitate the trading of that cryptocurrency. It could also result in regulatory enforcement penalties and financial losses to the platform if it was determined to have liability to its customers and thus had to compensate them for any losses or damages. Such a platform could also be subject to judicial or administrative sanctions for failing to offer or sell the cryptocurrency in compliance with securities registration requirements, or for acting as a securities broker or dealer without appropriate registration. Such an action could result in injunctions and cease and desist orders, as well as civil monetary penalties, fines, and disgorgement, criminal liability, and reputational harm. Customers that traded those cryptocurrencies and suffered trading losses might also seek to rescind the transactions facilitated by the platform on the basis that such trades were conducted in violation of applicable law, which could subject the trading platform operator to significant liability and losses.

We are facing the legal risks associated with our non-fungible tokens or NFTs, page 23

2.	Please revise this risk factor to specifically tailor your discussion of risks to your business and NFTs rather than NFTs generally. In this regard, we note that there are a number of general statements about NFTs and it is not clear the relevance to your business.

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as follows (page references are made to the 2021 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with deletions shown as strike-through and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

Page 23:

The further development and acceptance of blockchain networks, which are part of a new and rapidly changing industry, are subject to a variety of factors that are difficult to evaluate. The slowing or stopping of the development or acceptance of blockchain networks and blockchain assets could have an adverse material effect on the successful development and adoption of our NFT business.

The growth of the blockchain industry in general, as well as the blockchain networks on which our NFT business relies, is subject to a high degree of uncertainty. The factors affecting the further development of blockchain networks and digital assets, include, without limitation:

Securities and Exchange Commission March 20, 2023 Page 6

•	worldwide growth in the adoption and use of digital assets and other blockchain technologies;

•	government and quasi-government regulation of digital assets and their use, or restrictions on or regulation of access to and operation of blockchain networks or similar systems;

•	the maintenance and development of the open-source software protocol of blockchain networks;

•	changes in consumer demographics and public tastes and preferences;

•	the availability and popularity of other forms or methods of buying and selling goods and services, or trading assets including new means of using government-backed currencies or existing networks;

•	the extent to which current purchaser interest in cryptocurrencies represents a speculative “bubble;”

•	the extent to which historic price volatility in cryptocurrencies and digital assets continues into the future;

•	general economic conditions in the United States and the world;

•	the regulatory environment relating to cryptocurrencies and blockchains; and

•	a decline in the popularity or acceptance of cryptocurrencies or other blockchain-based tokens.

Moreover, if and to the extent we are unable to successfully expand our NFT business, we may incur unanticipated costs and losses, and face other adverse consequences, such as negative reputational effects. In addition, the actual effects of pursuing these initiatives may differ, possibly materially, from the benefits that we expect to realize from them, such as the generation of additional revenues.

The digital assets industries as a whole have been characterized by rapid changes and innovations and are constantly evolving. Although they have experienced significant growth in recent years, the slowing or stopping of the development, general acceptance and adoption and usage of blockchain networks and blockchain assets may deter or delay the acceptance and adoption of our NFT business and, as a result, adversely affect the future prospects of our NFT business as well as our financial results and financial condition.

The operation of our NFT trading and community platform is dependent on accepted and secured blockchain.

Securities and Exchange Commission March 20, 2023 Page 7

Our ability to operate our NFT trading and community platform is dependent on accepted and secured blockchain. Failure to maintain a secured and reliable blockchain will adversely affect our ability to operate a platform where our users can trade, purchase and sell their NFTs.

There can be no assurance that the market for NFTs will be developed and sustained, which may materially adversely affect our business operations.

The market for digital assets, including, without limitation, NFTs, is still nascent. Accordingly, the market for NFTs may not develop, of if a market does develop, such value be maintained. If no market develops for NFTs in the future, it may be difficult or impossible for us to develop and maintain a platform where our users can trade, purchase and sell their NFTs.

The value of NFT is uncertain and may subject us to unforeseeable risks.

NFTs are unique, one-of-a-kind digital assets made possible by certain digital asset network protocols. Because of their non-fungible nature, NFTs introduce digital scarcity and have become popular as online “collectibles,” similar to physical rare collectible items, such as trading cards or art pieces. Like real world collectibles, the value of NFTs may be prone to “boom and bust” cycles as popularity increases and subsequently subsides. If any of these bust cycles were to occur, it could adversely affect the value of certain of our future strategies.

In addition, because NFTs generally rely on the same types of underlying technologies as digital assets, most risks applicable to digital assets are also applicable to NFTs, which will subject us to general digital assets risks. Digital assets are currently considered indefinite-lived intangible assets under applicable accounting rules, meaning that any decrease in their fair values below our carrying values for such assets at any time subsequent to their acquisition will require us to recognize impairment charges, whereas we may make no upward revisions for any market price increases until a sale, which may adversely affect our operating results in any period in which such impairment occurs. There is no guarantee that future changes in GAAP will not require us to change the way we account for digital assets held by us.

Digital assets, as intangible assets without centralized issuers or governing bodies, have been, and may in the future be, subject to security breaches, cyberattacks or other malicious activities, as well as human errors or computer malfunctions that may result in the loss or destruction of private keys needed to access such assets. While we intend to take all reasonable measures to secure any digital assets, if such threats are realized or the measures or controls we create or implement to secure our digital assets fail, it could result in a partial or total misappropriation or loss of our digital assets, and our financial condition and operating results may be harmed.

At this time, the regulation of digital assets and NFTs remains in an early stage. The extent to which securities laws or other regulations apply or may apply in the future to such assets is unclear at this time. However, on March 9, 2022, the White House issued an Executive Order on Ensuring Responsible Development of Digital Assets proposing, among other things, regulation of digital assets. Future regulation of such assets may increase our compliance costs or adversely impact our business.

Securities and Exchange Commission March 20, 2023 Page 8

General

3.	We note your response to our prior comment 15 in your letter dated October 21, 2022 that you made certain changes to your NFT platform in May 2022. Please provide a more detailed explanation of how the platform changes in May 2022 affected the terms, rights and obligations of the NFTs, and how the changes affected NFTs minted and sold prior to the platform changes.

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as follows (page references are made to the 2021 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with deletions shown as strike-through and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed. The bold text is added on top of the proposed disclosure in the Company’s prior response.

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NFT Business

. . .

The Marketplace Account Operations were terminated in May 2022 and we have subsequently closed all fiat withdrawals in June 2022. For the most part, platform change in May 2022 has not affected the terms, rights and obligations of the NFTs, except for increased transferability. All NFTs minted and sold prior to the platform change remain to be the property of our buyers. Prior to May 2022, NFTSTAR managed centrally controlled digital wallets of our customers which were opened on the proprietary marketplace. When customers transacted with each other, they could only do it within our marketplace, or with customers who have wallets on our marketplace. Network fees or gas fee, which is the cost that certain blockchain protocol users pay to network validators each time they wish to perform a function on the blockchain, was assumed by NFTSTAR. Upon the platform change, NFTSTAR moved every NFT from such marketplace wallets to the decentralized wallet addresses provided by the customers, free of charge. Once NFTs were transferred to the decentralized wallets, customers could sell or transfer NFTs to any wallet address (non-confined to our marketplace) via third-party platforms compatible with Polygon and Ethereum blockchains, however they would need to pay gas fees to the network validators themselves.

4.	We note the legal analysis you provided in response to our prior comment 15 in your letter dated October 21, 2022. Please provide a more detailed legal analysis, specifically addressing your role in the creation of the NFTs and operation of the platform, including the company’s efforts to limit supply and to operate and maintain the secondary market. The legal analysis should specifically address your operations pre-May 2022 changes and post-May 2022 changes.

Securities and Exchange Commission March 20, 2023 Page 9

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as follows (page references are made to the 2021 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with deletions shown as strike-through and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

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NFT Business

. . .

Our roles in the NFT business

NFTSTAR owns and organizes the entire creation process of the NFTs from IP license negotiation to minting of the final NFT products on third-party platforms. Minting is defined as a process of converting digital data into digital assets recorded on a blockchain. NFTSTAR negotiates and signs license agreements with various sports celebrities to license the right to use their names, voice, likeness, quotes, visual or artistic representation and other identifiable information in order to produce proprietary NFT collections. NFTSTAR has an in-house team of digital art designers and creators who set and create artistic themes for each NFT collection. NFTSTAR may outsource art work to third-party digital art and design studios based on the work service agreements with them. Upon the creation of digital NFT products, NFTSTAR minted them on its marketplace before May 2022, and currently, mints them on various third-party NFT sales platforms. We may enter into cooperation agreements with third-party platform to increase marketing and advertisement exposure of our brand. The same NFT creation processes have been used pre and post-May 2022.

NFTSTAR decides on the total number of NFTs to be issued for each collection based on (i) its market research of similar NFT collections across various platforms, (ii) cost of production, and expected revenue targets based on unit price and total amount, and (iii) number of NFTSTAR’s followers on various social media channels, like Discord. In the case where the set number of any particular NFT collection is far greater than initial sales number, NFTSTAR could announce to its customers that collection size will be reduced and then, cancels excess NFTs from its subsequent offering. Secondary market for our NFTs is developed by the willingness of our customers to trade their NFTs. As NFT product marketing and sales effort in respect to Son Heung Min NFT collection, we used “product scarcity” tactic to boost sales by purchasing back certain number of NFTs in both primary and secondary markets. The money we spent was expensed as marketing expenses. We did not recognize any revenue or assets for the NFTs we bought back. However, such marketing efforts did not successfully help us increase revenue. Therefore, we do not use such tactics anymore.

NFTSTAR aims to build a community of NFT holders and fans of the sports stars. Therefore, we provide auxiliary entertainment to our customers, for example, blockchain-based on-line game, MetaGoal. Customers may use their purchased NFTs to earn in-game currency or player cards. Customers may use such rewards only by playing our game. In addition, certain NFTs may entitle our customers to additional perks, such as merch items, gifts, participation in events organized by NFTSTAR.

Securities and Exchange Commission March 20, 2023 Page 10

5.	Please revise your disclosure to identify the blockchain on which your platform operates and through which the NFTs are created, and clarify who maintains the blockchain. State whether your NFTs are or can be fractionalized, your role in subsequent resales of the NFTs (i.e., whether you are entitled to any royalties or other fees), the rights holders have with respect to the NFT and underlying IP, and how the NFTs can be transferred.

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as follows (page references are made to the 2021 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with deletions shown as strike-through and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

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NFT Business

. . .

Other matters

Our NFTs are created on Polygon and Ethereum blockchains. Polygon is a blockchain platform that aims to create a multi-chain blockchain ecosystem compatible with Ethereum. Polygon uses a modified proof of stake consensus mechanism that enables a consensus to be achieved with every block. The proof of stake method requires network participants to stake—agree to not trade or sell—their MATIC tokens, in exchange for the right to validate Polygon network transactions. Successful validators in the Polygon network are rewarded with MATIC tokens. Currently, Polygon Foundation is one of the largest holders of MATIC tokens. Ethereum is an open-source protocol. As with Ethereum, it uses a proof-of-stake consensus mechanism for processing transactions on-chain while deriving its security from Ethereum. General consensus is that Ethereum blockchain is decentralized and maintained by community of its users with no single person controlling it.

Our NFTs cannot be fractionalized. After initial sale of the NFTs, we are entitled to 5% of the NFTs sales value from each of secondary sale transactions. Percentage is determined by NFTSTAR based on the market research of fees for similar NFT projects across various NFT trading platforms.

Securities and Exchange Commission March 20, 2023 Page 11

Holders of our NFTs are deemed as full legal owners of each NFT they purchased. Underlying IP of our NFTs were granted to any subsequent owner of the NFTs for the right to use the NFTs for personal and non-commercial use under the license agreements between NFTSTAR and sports celebrities. The License agreements provide that the resale of NFTs by subsequent owners will be deemed as non-commercial use.

NFT holders may sell and transfer their NFTs on third-party marketplaces where they have initially bought NFTs.

6.	Please include in your disclosure a more detailed description of the licenses underlying the NFTs, including identifying the IP that the company in entitled to use for purposes of the NFTs, clarifying whether there are terms relating to exclusivity or other types of restrictions on the counterparty licensing that IP, describing the rights of the company and counterparty with respect to the NFTs, and clarifying whether there are any restrictions on the use of the NFTs created from that IP.

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as follows (page references are made to the 2021 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with deletions shown as strike-through and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

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NFT Business

. . .

Intellectual property

Underlying IP of our NFTs are granted through the license agreements, pursuant to which owners of the IP, or sports stars or their agents, have granted NFTSTAR the right and license to use sports stars’ names, voice, likeness, quotes, visual or artistic representation and other identifiable information in connection with the production of NFTs, promotion of the NFTs and sales of NFTs. The license includes the right to integrate and synchronize various IP elements into NFTs and marketplaces where such NFTs will be sold. NFTSTAR has an obligation to seek prior approval of each NFT design from the IP owners.

Additionally, the license, initially granted to NFTSTAR, is also granted to any subsequent owner of the NFTs for the right to use the NFTs for personal and non-commercial use. The resale of NFTs by subsequent owners will be deemed as non-commercial use.

Cooperation under the license agreements is mostly exclusive for the term of such license agreements. License is granted solely in the personal capacity of each celebrity, so that we do not have a license to use any sport clubs’ or national teams’ names, logos, trademarks and other IP.

* * *

If you have any additional questions or comments regarding the 2021 Form 20-F, please contact the undersigned at +86 21 6108-6080 or the Company’s U.S. counsel, Haiping Li of Skadden, Arps, Slate, Meagher & Flom LLP at +86 21 6193-8210 or haiping.li@skadden.com. Thank you very much.

Very truly yours,

/s/ George Lai
George Lai
Chief Financial Officer

cc:	Jun Zhu, Chairman of the Board of Directors and Chief Executive Officer, The9 Limited

Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Mei Siu, Partner, RBSM LLP